UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
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SEC FILE NUMBER
000-25193
CUSIP NUMBER
14007R 401

(Check one):   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☑ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Capital Crossing Preferred Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
1271 Avenue of the Americas, 46th Floor

Address of Principal Executive Office (Street and Number)
New York, NY 10020

City, State and Zip Code
PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Capital Crossing Preferred Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “Quarterly Report”) by the prescribed filing date without unreasonable effort and expense because the Company requires additional time to complete its unaudited financial statements and related disclosures due to the reclassification of the Company’s loan portfolio as held for sale during the period. On February 5, 2009, the Company agreed to transfer 207 loans secured primarily by commercial real estate and multifamily residential real estate to Aurora Bank FSB (“Aurora Bank”) in exchange for 205 loans secured primarily by residential real estate (the “Exchange”). As a result, during the quarter the Company reclassified all of its loan assets as held for sale and now records these loan assets at the lower of their cost or fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 65, “Accounting for Certain Mortgage Banking Activities.” The Exchange is subject to certain conditions to closing as well as the receipt of a non-objection letter from the Office of Thrift Supervision (the “OTS”). Aurora Bank has made a formal request to the OTS for a letter of non-objection with respect to the Exchange, but it has not yet received the non-objection by the OTS in response to such request and there can be no assurances that the OTS will provide this non-objection or that the conditions to closing of the Exchange will be satisfied. If non-objection by the OTS is not received or the conditions to closing are not satisfied, the Exchange will not be consummated. The Company currently intends and expects to file the Quarterly Report on or before the extended deadline under Rule 12b-25 of May 20, 2009.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas O’Sullivan	(646)	333-8802

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates reporting that net income available to the common stockholder decreased approximately $15.1 million to a loss of approximately $14.4 million for the three months ended March 31, 2009, compared to net income of $730,000 for the same period in 2008. The decrease in net income available to the common stockholder is primarily the result of a non-cash unrealized valuation allowance of approximately $15.1 million associated with the reclassification of the Company's loan portfolio as held for sale and the resulting change to record the loan portfolio at its fair value, which was partially offset by a $915,000 reversal of the allowance for loan losses as a result of this change. The decline in net income also was caused by a decrease in interest income and fees on loans due to a smaller loan portfolio caused by loan amortization and repayments as well as the payoff or paydown of a number of fixed high-rate loans during the first quarter of 2009, combined with an increase in general and administrative expenses during the quarter. Because the Company’s loan portfolio is now recorded at its fair value in accordance with SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" no allowance for loan losses existed at March 31, 2009, compared to an allowance for loan losses of approximately $1.1 million at March 31, 2008.
Forward Looking Statements
This report contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “believes,” “estimates” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements. These statements are not historical facts, but instead represent the Company’s current expectations, plans or forecasts of its future results, growth opportunities, business outlook, loan growth, credit losses, liquidity position and other similar matters, including, but not limited to, the availability of income to pay dividends with respect to the Company’s 8.50% Non-Cumulative Exchangeable Preferred Stock, Series D (the “Series D Preferred Stock”); the consummation of the pending asset exchange, future bank regulatory actions that may impact the Company and the effect of the bankruptcy of Lehman Brothers Holdings Inc. on the Company. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict and often are beyond the Company’s control. Actual outcomes and results may differ materially from those expressed in, or implied by, the Company’s forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all uncertainties and risks, including, among other things, the risks set forth under Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as well as those discussed in any of the Company’s other subsequent Securities and Exchange Commission filings. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.
Possible events or factors could cause results or performance to differ materially from what is expressed in our forward-looking statements. These possible events or factors include, but are not limited to, those risk factors discussed under Item 1A “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and the following: limitations by regulatory authorities on the Company’s ability to implement its business plan and restrictions on its ability to pay dividends; further regulatory limitations on the business of Aurora Bank that are applicable to the Company; negative economic conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits which may affect, among other things, the credit quality of our loan portfolios (the degree of the impact of which is dependent upon the duration and severity of these conditions); the level and volatility of interest rates; changes in consumer, investor and counterparty confidence in, and the related impact on, financial markets and institutions; legislative and regulatory actions which may adversely affect the Company’s business and economic conditions as a whole; the impact of litigation and regulatory investigations; various monetary and fiscal policies and regulations; changes in accounting standards, rules and interpretations and the impact on the Company’s financial statements; inability to consummate the pending asset exchange and changes in the nature and quality of the types of loans held by the Company.

Capital Crossing Preferred Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CROSSING PREFERRED CORPORATION
Date: May 18, 2009	By:	/s/ Thomas O’Sullivan
		Name:	Thomas O’Sullivan
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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